Exhibit 99.4

News release…

Date: 19 January 2004
Ref: PR340g

Iron ore price settlement (3)

Rio Tinto’s 100 per cent owned Hamersley Iron today reached agreement with Shanghai Baosteel Group Corporation on prices for Hamersley Iron ore deliveries for the contract year commencing 1 April 2004.

The prices for Hamersley ores for 2004, in US cents per dry metric ton unit will be as follows:

	FY04	% change

Lump ore	45.93	+18.62%
Fine ore	35.99	+18.62%
Yandi ore	33.83	+18.62%

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Peter Cunningham Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7711 596 570 Richard Brimelow Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7753 783 825	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Daphne Morros Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

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